Mail Stop 4561

									September 28, 2005


Mr. Jeffrey I. Dreben
CEO and President
CVF Technologies Corporation
8604 Main Street, Suite I
Williamsville, New York 14221

      RE:	CVF Technologies Corporation
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed April 8, 2005
      File No. 0-29266

Dear Mr. Dreben:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the Fiscal Year Ended December 31, 2004

General
1. We note your disclosure in your Form 12-b25 filed March 31,
2005
that you were unable to file your Form 10-K timely because your independent accountants` procedures were not complete as of March 31,
2005. We also note that the independent accountant`s report on your consolidated financial statements included in your Form 10-K is dated
February 25, 2005. Please tell us the procedures your independent accountants were unable to complete that resulted in the late filing.

Audited Financial Statements

General
2. Please tell us how you determine the appropriate valuation of your
equity method   investments and their financial results included
in
your audited financial statements. Tell us if and when you typically receive audited financial statements from the consolidated and non-consolidated investee companies.

Consolidated Balance Sheets, page F-4

3. Please tell us why you do not report a minority shareholders` interest in Ecoval on your balance sheet as of December 31, 2004 and
2003.

Note 3 - Summary of Significant Accounting Policies

[a]  Principles of Consolidation, page F-15
4. We note your disclosure on page one that you are involved in the
business of managing early stage companies.  Please provide us with
your comprehensive analysis describing how you determined whether to
consolidate, use the equity method, or use the cost method to account
for each of your investee companies as of each balance sheet date
presented.   Describe your lending and financing activities and
level
of involvement with each investee during the periods presented and how that impacted your analysis. Cite the specific accounting guidance upon which you relied.







Note 5 - Holdings, page F-25
5. Please clearly explain how the transactions described in items
[ii] and [iii] on page F-26 resulted in a decrease of your ownership percentage in SRE and Biorem during 2004. In your analysis:

* describe the facts and circumstances of each transaction and specifically identify the parties involved; and

* provide us with the journal entries you used to record each transaction.

Note 6 - Technology and Goodwill, page F-29
6. We note that you reported net losses for your Identification System segment for 2003 and 2004. Please provide us with your comprehensive goodwill analysis as of December 31, 2003 and 2004. Tell us how you determined the fair value of your Identification Systems segment as of each balance sheet date, including the specific assumptions you used to determine the future earnings and cash flows potential.

Note 7 - Long-Term Debt, page F-30

7. We note that the convertible debt issued by Gemprint matured on May 1, 2001 and is past due. Please tell us the circumstances related to the continued past due status of this debt, your expectations regarding future repayment, and whether the debt holders have any recourse against CVF as a result of the continued delinquency.

8. Please tell us whether you guarantee any debt issued by your consolidated and non-consolidated investee companies. If so, provide us with a description of each debt issue that you guarantee and the amount outstanding at December 31, 2003 and December 31, 2004.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


								Sincerely,



      Joyce Sweeney
									Branch Chief
Mr. Jeffrey I. Dreben
CVF Technologies Corporation
October 11, 2005
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